

02018362

SECURI____ ____ ____ ____MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

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SEC FILE NUMBER
8 - 46379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ____Baldwin & Clarke Capital Markets, Inc.____

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 B South River Road
(No. and Street)

Bedford   New Hampshire   03110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Conrad   (603) 668 - 4353
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty and Company, P.C.
(Name-if individual, state last, first, middle name)

71 Spit Brook Road   Nashua   New Hampshire   03060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
√ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
ⅅ THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information
Contained this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___John J. Clarke, Jr.___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Baldwin & Clarke Capital Markets, Inc.___ , as of ___December 31___ , 20_01_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

√ (a) Facing page.
√ (b) Statement of Financial Condition.
√ (c) Statement of Income (Loss).
√ (d) Statement of Changes in Financial Condition.
√ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
√ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
√ (g) Computation of Net Capital.
√ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
√ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
√ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
√ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√ (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
√ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALDWIN & CLARKE CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS



McCafferty & Company, P.C.
Certified Public Accountants

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society Of
Certified Public Accountants

220 Boylston Street

Chestnut Hill, Massachusetts

02467

Tel: 617-964-3232

Fax: 617-964-3235

71 Spit Brook Road

Nashua, New Hampshire

03060

Tel: 603-888-6618

Fax: 603-888-2227

E-mail: tedcpa@ix.netcom.com



Independent Auditor's Report

To the Board of Directors
Baldwin & Clarke Capital Markets, Inc.
Bedford, NH 03110

We have audited the accompanying statement of financial condition of Baldwin & Clarke Capital Markets, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin & Clarke Capital Markets, Inc. as of December 31, 2001 and 2000, and the results of the operations and the cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCafferty and Company, P.C.
Certified Public Accountants
February 4, 2002



BALDWIN & CLARKE CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND 1999

ASSETS

	2001	2000
Cash	$ 13,066	$ 13,432
Accounts Receivable	-	10,000
Total Assets	$ 13,066	$ 23,432

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accrued Expenses	$ -	$ 2,501
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	38,531	38,531
Accumulated Deficit	(25,475)	(17,610)
Total Stockholders' Equity	13,066	20,931
Total Liabilities and Stockholders' Equity	$ 13,066	$ 23,432

See Auditors Report and Notes to Financial Statements Which Are An Integral Part Of These Financial Statements.

BALDWIN & CLARKE CAPITAL MARKETS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$1,666,673	$ 747,932
Interest and Dividends	-	270
Total Revenues	1,666,673	748,202
Expenses:		
Management Fees	1,671,147	722,865
Regulatory Fees	3,391	7,983
Professional Fees	-	2,450
Miscellaneous Expenses	-	2,395
Total Expenses	1,674,538	735,693
Net Income / (Loss) Before Taxes	(7,865)	12,509
Provision for State Tax	-	1,001
Net Income / (Loss)	$ (7,865)	$ 11,508

See Auditors Report and Notes to Financial Statements Which Are An Integral Part Of These Financial Statements.

BALDWIN & CLARKE CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2000	$10	$38,531	$(29,118)	$9,423
Contributions to Capital	-	-	-	-
Net Income (Loss) December 1, 2000	-	-	11,508	11,508
Balance January 1, 2001	10	38,531	(17,610)	20,931
Net Income December 31, 2001	-	-	(7,865)	(7,865)
Balance December 31, 2001	$10	$38,531	$(25,475)	$13,066

See Auditors Report and Notes To Financial Statements Which Are An Integral Part Of These Financial Statements.

4

BALDWIN & CLARKE CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (7,865)	$ 11,508
Adjustments to Reconcile Net Income		
to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	10,000	(10,000)
(Increase) / Decrease in Prepaid Expenses	-	798
Increase / (Decrease) in Accrued Expenses	(2,501)	1,301
Net Increase in Cash Provided by Operating Activities	(366)	3,607
Cash Balance - January 1	13,432	9,825
Cash Balance - December 31	$ 13,066	$ 13,432
Supplimental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	0	0
Interest	0	0

For purposes of statement of cash flows, the Company considers all highly liquid debt
instruments purchased with a maturity of three months or less to be cash equivalents.

See Auditors Report And Notes To Financial Statements Which Are An Integral Part Of These Financial Statements.

5

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-I, were $13,066 and $10,931 at December 31, 2001 and 2000, respectively which exceeded required net capital of $5,000 by $8,066. and $5,931. The ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000 was 0%.

NOTE 3 – RELATED PARTY TRANSACTIONS

A related entity Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays all expenses of this Company except some direct costs. BCCF is responsible for expenses such as rent and other overhead costs associated with the operation of the Company. Management fees of $1,671,147 and $722,865 were paid in 2001 and 2000, respectively to BCCF.

BALDWIN & CLARKE CAPITAL MARKETS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SCHEDULE I

BALDWIN & CLARKE CAPITAL MARKETS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001 AND 2000

AGGREGATE INDEBTEDNESS:		2001		2000
Total Aggregate Indebtedness		0		0
NET CAPITAL				
Common Stock	$	10	$	10
Additional Paid-in capital		38,531		38,531
Retained earnings / Deficit		(25,475)		(17,610)
Total stockholders' equity qualified for net capital		13,066		20,931
DEDUCTIONS AND/OR CHARGES				
Non-Allowable assets:				
Accounts Receivable		0		10,000
Net capital, as defined	$	13,066	$	10,931
CAPITAL REQUIREMENTS	$	5,000	$	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	8,066	$	5,931
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 %		0 %

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the company in the company's part IIA (unaudited), focus report at December 31, 2001. At December 31, 2000 a net difference of $2,501 existed as a result of auditors' adjustments for accrued professional fees and taxes.

SCHEDULE II

BALDWIN & CLARKE CAPITAL MARKETS, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3**

DECEMBER 31, 2001 AND 2000

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15cc3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

BALDWIN & CLARKE CAPITAL MARKETS, INC.

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGRAGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS**

DECEMBER 31, 2001 AND 2000

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

BALDWIN & CLARKE CAPITAL MARKETS, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2001 AND 2000

The Company is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to rule 15c3-3 are not applicable.



McCafferty & Company, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal
Control Structure required by SEC Rule 17a-5

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society Of
Certified Public Accountants

220 Boylston Street

Chestnut Hill, Massachusetts

02467

Tel: 617-964-3232

Fax: 617-964-3235

71 Spit Brook Road

Nashua, New Hampshire

03060

Tel: 603-888-6618

Fax: 603-888-2227

E-mail: tedcpa@ix.netcom.com

Board of Directors
Baldwin & Clarke Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Baldwin & Clarke capital Markets, Inc., for the year ended December 31, 2001and 2000, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Baldwin & Clarke Capital Market, Inc. does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

12



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.
Certified Public Accountants

February 4, 2002

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